FORM 6-K


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 000-26165


                                  IQ POWER AG
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                 Baarerstr. 137
                                  CH-6300 Zug
                                  Switzerland
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]        No [X]


     If "Yes" is marked,indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        iQ POWER AG


Date:  May 11, 2006                     By: /s/ Peter E. Braun
                                            ------------------------------------
                                            Peter E. Braun
                                            Chief Executive Officer




                                 EXHIBIT INDEX
                                 -------------


1    iQ Power Group IFRS Financial Report for 2005

                                                                       EXHIBIT 1

                                                                 [IQ POWER LOGO]







                                 IQ POWER GROUP

                              IFRS FINANCIAL REPORT

                                      2005

                                    Contents


Consolidated Financial Statements
---------------------------------
Consolidated Balance Sheets                                               2

Consolidated Income Statements                                            3

Consolidated Statements of Cash Flows                                     4

Consolidated Statements of Shareholders' Equity                           5

Notes to the Consolidated Financial Statements                            6

Independent Auditors' Report                                             27




                                       1
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


Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------
                                                                              December 31.
                                                               --------------------------------------
in EUR 1'000                                          Note         2005          2004           2003


Assets
Cash and cash equivalents                              2            926          608            904
Accounts receivables and other current assets          3            313           57             83
Inventory                                              4            131          151            195

Current assets                                                    1'370          816          1'182

Property, plant and equipment                          5            382          264            355
Intangible assets                                      6            644          518            338
Participation in associated company                    7             88            0              0
Long-term financial assets                             8            136           97            354

Non-current assets                                                1'250          879          1'047

Total assets                                                      2'620        1'695          2'229


Liabilities and shareholders' equity

Bank overdraft                                                        0            0            145
Accounts payables and other current liabilities        9            612          685          1'342
Deferred revenues                                     10              0          476              0
Short-term leasing liabilities                        11             66            0              0

Current liabilities                                                 678        1'161          1'487

Long-term leasing liabilities                         11             79            0              0

Non-current liabilities                                              79            0              0

Share capital                                                       883          711            542
Capital surplus / additional paid-in                             19'761       15'856         13'474
Incentive shares held in treasury                                   -26          -26              0
Accumulated deficit                                             -18'755      -16'007        -12'522
Cumulative translation adjustment                                     0            0           -752

Shareholders' equity                                  12          1'863          534            742

Total liabilities and shareholders' equity                        2'620        1'695          2'229




See accompanying notes and accounting principles to the consolidated financial statements.


                                       2
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

Consolidated Income Statements
-----------------------------------------------------------------------------------------------------
                                                                        Years Ended December 31.
                                                               --------------------------------------
in EUR 1'000, except per share data                    Note       2005            2004         2003

Revenues

Sales and other revenues                                15         689             43           38
Costs of sales                                                     -56            -22          -26

Gross margin                                                       633             21           12

Research & Development (R&D) expenses                17,18        -864           -859         -665
Government grants for R&D                               17         134             71           13
Marketing, general and administrative expenses          18      -2'462         -1'480       -1'170

Operating margin                                                -2'559         -2'247       -1'810

Financial result                                        19          33            206          592
Loss from associated company                            20        -222              0            0

Loss before income taxes                                        -2'748         -2'041       -1'218

Income taxes                                                         0              0            0

Net loss                                                        -2'748         -2'041       -1'218


Basic and diluted loss per share, on net loss           22        0.07           0.07         0.05




See accompanying notes and accounting principles to the consolidated financial statements.


                                       3
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

Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------
                                                                                              Years Ended December 31.
                                                                                    ------------------------------------------
in EUR 1'000                                                                   Note           2005       2004         2003
Net loss                                                                                    -2'748      -2'041       -1'218
Changes from:
Loss from associated company                                                     20            222           0            0
Financial result                                                                 19            -33        -206         -592
Depreciation and amortization                                                   5,6             94          60           86
Stock based compensation - employees                                             16            659           0            0
Stock based compensation - external services                                                     0         109           54
Settlements with related parties                                                                 0          64            0
Bad debt expense                                                                                 0         254           66

Operating activities before changes in working capital                                      -1'806      -1'760       -1'604

Increase/(decrease) in inventories                                                4             20          20          -82
Increase/(decrease) in receivables and other current assets                       3           -256          12          100
Increase/(decrease) in payables and other current liabilities                     9            -73        -253          410
Increase/(decrease) in deferred revenues                                         10           -476         523            0

Operating activities                                                                        -2'591      -1'458       -1'176

Interest paid                                                                    19            -41          -7          -15

Net cash used in operating activities                                                       -2'632      -1'465       -1'191

Interest received                                                                19             11           3            4
Proceeds from sale of property, plant and equipment                               5              0          28            0
Increase in property, plant and equipment                                         5           -210          -5          -24
Increase in intangible assets                                                     6             -7          -4            0
Expenditures on product development                                            6,17           -121        -177         -338
Acquisition of investment in associated company                                   7           -729           0            0
Partial elimination of revenues from transaction with associated company          7            419           0            0

Net cash used in investing activities                                                         -637        -155         -358

Free cash flow                                                                              -3'269      -1'620       -1'549

Payments for long-term financial assets                                           8            -28           0         -430
Advances received from external parties                                                          0          59          235
Increase/(decrease) in bank overdraft, net                                                       0        -145          130
Proceeds received from issuance of short-term debt                                               0           0          148
Repayment of short-term debt                                                                     0           0         -166
Proceeds from finance lease                                                      11            156           0            0
Repayment of finance lease                                                       11            -11           0            0
Issuance of capital stock                                                                    3'418       1'376        2'372

Net cash from financing activities                                                           3'535       1'290        2'289

Net increase/(decrease) in cash and cash equivalents                                           266        -330          740

Foreign currency differences                                                                    52          34         -152

Cash and cash equivalents at the beginning of the year                                         608         904          316
Cash and cash equivalents at the end of the year                                               926         608          904


See accompanying notes and accounting principles to the consolidated financial statements.


                                       4
--------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------------

                                                                               Incentive
                                                                    Capital      Shares
                                             Number of              surplus/      held                    Cumulative   Total share-
in EUR 1'000 except number of               registered    Share    additional      in      Accumulated    translation    holders'
shares                              Note      shares     Capital     paid-in    treasury     deficit       adjustment     equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at 01.01.2003                       20'348'227     400       11'190          0       -11'304             0           286

Net loss                                                                                      -1'218                      -1'218
Issue of shares                              4'683'145      92        1'387                                                1'479
Issue of shares for services
  performed                                    138'198       3           51                                                   54
Exercise of options                 16         770'648      15          258                                                  273
Exercise of warrants                12       1'622'853      32          588                                                  620
Foreign currency translation
  adjustment                                                                                                  -752          -752

Balance at 31.12.2003                       27'563'071     542       13'474          0       -12'522          -752           742

Balance at 01.01.2004                       27'563'071     542       13'474          0       -12'522          -752           742

Net loss                                                                                      -2'041                      -2'041
Issue of shares                              4'577'634      88          977                                                1'065
Debt-shares conversion                         259'452       5          122                                                  127
Issue shares to settle trade
  payables                                     645'900      13          159                                                  172
Issue of shares for services
  performed                                    304'593       6          103                                                  109
Exercise of options                 16         240'000       5           79                                                   84
Exercise of warrants                12       1'332'500      26          434                                                  460
Issue of Incentive Shares           12       1'350'000      26                     -26                                         0
Foreign currency translation
  adjustment                                                                                                  -184          -184
Effect from change in functional
  currency                                                              508                   -1'444           936             0

Balance at 31.12.2004                       36'273'150     711       15'856        -26       -16'007             0           534

Balance at 01.01.2005                       36'273'150     711       15'856        -26       -16'007             0           534

Net loss                                                                                      -2'748                      -2'748
Issue of shares                     12       4'066'000      79        1'871                                                1'950
Exercise of options                 16         606'125      12          180                                                  192
Stock based compensation for
  options and incentive shares                                          659                                                  659
Exercise of warrants                12       4'160'000      81        1'195                                                1'276

Balance at 31.12.2005               12      45'105'275     883       19'761        -26       -18'755             0         1'863



See accompanying notes and accounting principles to the consolidated financial statements.


                                       5
--------------------------------------------------------------------------------

Notes to the consolidated financial statements


A)   Business Overview

iQ Power AG and its subsidiaries provide the automotive industry with integrated solutions for electrical energy management in line with its program of "Safe Energy". Its business portfolio includes hardware and software products, engineering services and a range of technology licenses. iQ Power has its headquarters at Baarerstrasse 137, 6300 Zug, Switzerland. The company is a stock corporation under Swiss law.

iQ Power was established on 20 December 1994 as a corporation under Canadian law bearing the designation 3099458 Canada Inc. The company changed its name to iQ Power Technology Inc. on 9 May 1997. Then, on 10 November 2004, the company moved its corporate domicile from Vancouver, Canada, to Zug, Switzerland. In conjunction with the move to Switzerland, the company changed its name to iQ Power AG.

The company made its initial public offering on 29 June 1999 and since then has been trading on the OTCBB (NASD) in the United States. Shares also began trading over the counter in Frankfurt and Berlin on 17 July 2000. The stock has been trading on a secondary listing on the Entry Standard segment of the Frankfurt Stock Exchange since 24 October 2005.

The company is an operative holding company that owns a 100% equity interest in:
(1) iQ Power Licensing AG in Zug, Switzerland, and (2) iQ Power Deutschland GmbH in Unterhaching, Germany. Since 3 August 2005, the company also holds a 40% share in iQ Power Asia Inc., based in the Republic of Korea. In this report, the company and its two subsidiaries are called the "iQ Power Group".

The purpose of iQ Power Licensing AG in Zug, Switzerland, is the procurement, administration, transfer, exploitation and licensing of intangible asset rights predominantly in the field of those systems solutions, which enable the storage and management of energy in mobile applications within the automotive and other industries.

iQ Power Deutschland GmbH in Unterhaching, Germany, is responsible for research, development, production and sale of: (1) systems and components for supplying, generating and storing energy, (2) electronic devices and systems for energy management, and (3) diagnostic equipment.

iQ Power Asia Inc. in the Republic of Korea, has the mission to develop, produce and sell to the Korean automobile industry and the local automotive aftermarket. iQ Power Asia Inc. was established under South Korean law as a joint venture with a South Korean industrial consortium. iQ Power Asia Inc. has held the status of a Foreign Invested Enterprise since the company acquired a shareholding in it.


B)   Accounting Principles

GENERAL
The consolidated financial statements of iQ Power are drawn up in accordance with the International Financial Reporting Standards (IFRS). As of the date of issuance of these financial statements, the following standards and interpretations were published but not yet effective:

IFRS6, exploration for and evaluation of mineral resources IFRS7, Financial instruments: disclosures, IFRIC 4, determining whether an arrangement contains a lease, IFRIC5, right to interest arising from decommissioning, restoration and environmental rehabilitation funds, IFRIC 6, liabilities arising from participating in a specific market - waste electrical and electronic, IFRIC 7, applying the restatement approach under IAS 29, financial reporting in hyperinflationary economies, IFRIC 8, scope of IFRS 2, and IFRIC 9, reassessment of embedded derivatives.

Management anticipates that the adoption of these standards and interpretations will not have a material impact on the financial statement of future periods.

CHANGES IN ACCOUNTING PRINCIPLES
The company's primary basis of accounting was changed from U.S. GAAP to IFRS during 2005. The financial statements for 2003 and 2004 have been restated for comparison.


                                       6
--------------------------------------------------------------------------------

The most significant changes involved:
IFRS 2       Share-based payments to employees
IAS 38       Capitalization of certain product development costs

The following tables illustrates the transition from U.S. GAAP to IFRS:

----------------------------------------------------------------------------------------------------------
Transition of income statements from US-GAAP to IFRS and USD to EUR            2004               2003
----------------------------------------------------------------------------------------------------------
                                                                             In 1'000            In 1'000
----------------------------------------------------------------------------------------------------------
Loss under U.S. GAAP in USD                                                  -2'648              -2'294

Average exchange rate for the period EUR/USD                                 0.8051              0.8854

Loss under U.S. GAAP in EUR                                                  -2'132              -2'031

Derecognition of share-based compensation recognized using variable             -87                 475
  plan accounting in U.S. GAAP for Accounting Principles Board's
  Opinion No. 25

Capitalization of product development costs for intangible assets               178                 338

Loss under IFRS in EUR                                                       -2'041              -1'218
----------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Transition of share capital from                     Capital
US-GAAP to IFRS and USD to                           surplus/                                Cumulative
EUR at 31.12.2002                          Share    additional     Capital     Accumulated   translation
                                           capital    paid-in      surplus       deficit      adjustment      Total
---------------------------------------------------------------------------------------------------------------------
In 1'000
---------------------------------------------------------------------------------------------------------------------
Share capital under US-GAAP in USD         10'576          0       1'571        -11'401           -446         300

Current exchange rate EUR/USD              0.9541     0.9541      0.9541         0.9541         0.9541      0.9541

Share capital under US-GAAP in EUR         10'091          0       1'499        -10'878           -426         286

Segmentation of share capital in           -9'691      9'691                                                     0
  share capital and additional paid-in

Amalgamation of Capital surplus and                    1'499      -1'499                                         0
  additional paid-in

Regrouping of cumulative translation                                               -426            426           0
  adjustment

Share capital under IFRS in EUR at            400     11'190           0        -11'304              0         286
  01.01.2003
---------------------------------------------------------------------------------------------------------------------


The transition from U.S. GAAP to IFRS had no impact on the company's cash and cash equivalents.


CONSOLIDATION
Subsidiaries:
-------------
In addition to iQ Power AG, the scope of the fully consolidated companies includes iQ Power Licensing AG and iQ Power Deutschland GmbH. All intercompany transactions and balances have been eliminated.

Associated Company:
-------------------
iQ Power Asia Inc., on whose business and financial policies iQ Power AG has a significant influence, but exercises no control (associated company), is included on the equity basis of accounting in the consolidation.

FOREIGN-CURRENCY TRANSLATION
All group companies use the EURO currency as their functional currency beginning in 2005. As a result, no translation adjustments arose when consolidating the individual companies during 2005.


                                       7
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




The companies report local transactions made in other currencies at the exchange rates valid as of the transaction date. Gains and losses from settling these transactions, as well as gains and losses on monetary assets and liabilities in other currencies, are reported as income or expense as of the balance sheet date.

REVENUE RECOGNITION
Revenue is reported, less value-added tax, returns and discounts at the time the related material risks and benefits of ownership are transferred to the customer. Revenues are recognized once persuasive evidence of an arrangement exists, the products are delivered or services are rendered, the sales price is fixed and it is reasonably assured that the sales price is collectable.

Assignments of rights for a fixed fee under a non cancelable contract, which permits the licensee to exploit these rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized only when it is probable the fee or royalty will be received, which is normally when the event has occurred.

Profits and losses resulting from "upstream" and "downstream" transactions between an investor and an associate are recognized in the company's financial statements only to the extent of the unrelated investors' interests in the associated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, time deposits, money-market investments, bank and postal bank accounts, as well as term deposits with an original term of no more than 3 months.


ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS
The accounts receivable and other current assets are reported at their nominal values less any impairment.

INVENTORY
Raw materials, unfinished and finished products are stated at historical cost, which includes material costs and manufacturing wages using the first-in, first-out (FIFO) method. Value adjustments are made and recorded on the basis of the lower of costs or net realizable value.


PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are reported at cost or purchase value less accumulated depreciation, amortization (see below) and impairment.

Finance Leases:
---------------
Fixed assets acquired on the basis of a finance lease, which is economically comparable to an asset purchase with loan financing, are capitalized at the estimated cash value of the leasing payments to be made or fair value, whichever is lower. The related installment payments - less financial charges - are reported as leasing liabilities. Fixed assets acquired through finance leases are depreciated over the expected useful life of the asset.

Operating Leases:
-----------------
Payments in connection with operating leases are recognized in the income statement on a straight-line basis over the term of the respective lease.

Repair and maintenance costs are charged as an expense in the income statement.

Depreciation and amortization are recorded using the straight-line method over the expected useful life of the fixed asset beginning at the time the asset becomes available for use and is reported as a charge to the income statement. The expected useful lives for the primary categories of property, plant and equipment are:

--------------------------------------------------------------------
Furnishings, fittings and fixtures                 4-12 years
Machines and vehicles                              4-6 years
IT equipment                                       3-5 years
Leasehold improvements                             up to 10 years
--------------------------------------------------------------------


                                       8
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


INTANGIBLE ASSETS
Development Costs - Expenditures for development activities involving the application of research results in a plan or draft for the production of new or significantly improved products or procedures are capitalized in accordance with IAS 38, provided that the product or procedure is technically and economically realizable and that the group has sufficient resources available to complete the development of the asset.

Capitalized development costs include the costs of materials, external projects and wages. Other development expenditures (including research activities undertaken with the intent of attaining new scientific or technical knowledge) are charged as an expense in the period in which they arise.

Software  -  Licensing  and  external   consulting   fees  in  connection   with
implementing software are capitalized.

Intangible assets are stated at cost less accumulated amortization (see below) and impairment. Amortization is recorded using the straight-line method over the expected useful life of the intangible asset and charged as an expense. The expected useful lives for the primary categories are:

----------------------------------------------------------
Development costs                             3-5 years

Software                                      3-5 years
----------------------------------------------------------

IMPAIRMENT OF ASSETS
At each balance sheet date, all assets are reviewed to determine if there is any indication that an asset may be impaired. If there is any indication of impairment, then the asset's recoverable amount will be estimated. The recoverable amount is the higher of the asset's net selling price or value in use. Impairment is recorded as an expense in the income statement as soon as the book value of an asset exceeds the recoverable amount.


FINANCIAL LIABILITIES
Interest-bearing financial liabilities are initially reported at fair value less applicable transaction costs. After initial recognition, these financial liabilities are reported at their net historical carrying amounts, whereby any eventual difference between the historical cost and the repayment amount is reported in the income statement over the period of its respective term on the basis of the effective interest rate.


PROVISIONS
Provisions recognized when the company has a present obligation as a result of a past event, and it is probable the company will be required to settle the obligation and the amount can be estimated reliably.


GOVERNMENT RESEARCH GRANTS
An EU grant program supports the group's research activities. Grants are recognized in the income statement over the periods necessary to match them with the related costs.

BUSINESS SEGMENTS
The company is currently marketing and developing its technology. iQ Power considers its business to be one operating segment.


ESTIMATES AND ASSUMPTIONS
The valuations of assets, liabilities and financial obligations, as well as the measurement of expenses and income, when preparing the consolidated financial statements, are made on the basis of certain estimates and assumptions. In making such estimates and assumptions, the company uses, among other things, historical information and budget data to measure the soundness and viability of accounts receivable, financial assets, other assets and tax items.



                                       9
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

The Company is a development stage entity and operates in the automotive industry, whereby it can be affected by a variety of factors. For example, management of the company believes that changes in any of the following areas could have a significant negative effect on the company (or its investees) in terms of its future financial position, results of operations and cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying their products; market acceptance of the company's products under development; development of sales channels; litigation or other claims against the company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; and new product introductions by competitors.


FINANCIAL RISK MANAGEMENT
Interest Rate Risk
------------------
Interest rate risks arise from changes in interest rates that can have an adverse effect on the company's assets and earnings. Interest-rate fluctuations lead to changes in interest income on interest-bearing assets. iQ Power has no outside financing at variable interest rates.

Foreign Currency Risk
---------------------
The group operates in Switzerland and Germany. The company's common (functional) currency is the Euro. However, the company does have some assets and liabilities in other currencies.

Credit Default Risk
-------------------
Credit risks result when the counterparty to a transaction is incapable or unwilling to settle its obligations and the group suffers financial damage as a consequence. Counterparty risks are monitored by performing credit checks on business partners. The group companies undertake the needed bad debt provisioning in line with its estimate of the amount that will be recovered, which is centrally monitored.

Market Risk
-----------
Changes in the market value of financial assets, liabilities or financial instruments can have an impact on the Company's assets and earning situation. iQ Power has no significant financial assets, liabilities or instruments.


SHARE BASED PAYMENTS
iQ Power Group issues equity-settled share-based payments to certain employees. The company adopted IFRS 2, share-based payments on 1 January 2005. Therefore, beginning on 1 January 2005, equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using the Black-scholes pricing model. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavior considerations. Prior to 1 January 2005, the company did not record expense for stock options granted to employees. Stock and stock options granted to non-employees were expensed based on the fair value of the stock or stock options.

In accordance with the transitional provisions of IFRS 2, the standard has been applied retrospectively to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005, and to liabilities for share-based transactions existing at 1 January 2005. The standard therefore only applies to share options granted in 2005. For 2005, the impact of share-based payments is a net charge to income of EUR 659'000.




                                       10
--------------------------------------------------------------------------------

C)   Notes to the consolidated financial statements

1.   Consolidation

These consolidated financial statements include the accounts of iQ Power AG and its wholly-owned subsidiaries, iQ Power Deutschland GmbH (iQ Germany) and iQ Power Licensing AG (iQ Licensing). All intercompany transactions and balances have been eliminated.


2.   Cash and cash equivalents

in EUR 1'000                                2005           2004           2003
--------------------------------------------------------------------------------
Cash and cash equivalents                    926            608            904


Cash and cash equivalents consist of cash on hand and deposits at banks. The cash is held in different currencies (EUR, CHF, USD and CAD). Accounts held in currencies other than EUR are converted at the exchange rate of the balance sheet date. All foreign currency adjustments are recorded in the financial statements.


3.   Accounts receivables and other current assets

in EUR 1'000                                2005           2004           2003
--------------------------------------------------------------------------------
Accounts receivables                          60              0             30
Receivables from associated companies         43              0              0
Receivables from government grant             83              0              0
Receivables from related parties               0              0             12
Other receivables                            127             57             41

Total                                        313             57             83


Receivables and other current assets are measured at fair value. The company has not recorded any bad debt provision on these receivables.




                                       11
--------------------------------------------------------------------------------

4.   Inventory

in EUR 1'000                                            2005           2004           2003
--------------------------------------------------------------------------------------------
Raw material, unfinished and finished products          181             215            205
Provision for obsolete and excess inventory             -50             -64            -10

Total                                                   131             151            195



5.   Property, plant and equipment

                                                                  Machinery,
                                                   Leasehold       vehicles,
in EUR 1'000                                    improvements    IT-equipment      Total 2005
--------------------------------------------------------------------------------------------
Purchase value
Balance at 01. January 2005                           95              583             678
Additions                                              0              210             210
Disposals                                              0               -2              -2

Balance at 31. December 2005                          95              791             886

Accumulated depreciation and amortization
Balance at 01. January 2005                           63              351             414
Additions                                              9               83              92
Disposals                                              0               -2              -2

Balance at 31. December 2005                          72              432             504

Net book value                                        23              359             382



Equipment with a purchase value of EUR 166'000 is pledged to the provider of the lease financing. The related lease liability of EUR 145'000 is further described in Note 11. There were no assets pledged during the years 2003 and 2004.



                                       12
--------------------------------------------------------------------------------

                                                                  Machinery,
                                                   Leasehold       vehicles,
in EUR 1'000                                    improvements    IT-equipment      Total 2004
--------------------------------------------------------------------------------------------
Purchase value
Balance at 01. January 2004                           95             667             762
Additions                                              0               5               5
Disposals                                              0             -85             -85
Foreign currency differences                           0              -4              -4

Balance at 31. December 2004                          95             583             678

Accumulated depreciation and amortization
Balance at 01. January 2004                           50             357             407
Additions                                             13              46              59
Disposals                                              0             -52             -52

Balance at 31. December 2004                          63             351             414

Net book value                                        32             232             264




                                                                  Machinery,
                                                   Leasehold       vehicles,
in EUR 1'000                                    improvements    IT-equipment      Total 2003
--------------------------------------------------------------------------------------------
Purchase value
Balance at 01. January 2003                           95             613             708
Additions                                              0              24              24
Foreign currency differences                           0              30              30

Balance at 31. December 2003                          95             667             762

Accumulated depreciation and amortization
Balance at 01. January 2003                           37             288             325
Additions                                             13              69              82

Balance at 31. December 2003                          50             357             407

Net book value                                        45             310             355




                                       13
--------------------------------------------------------------------------------

6.   Intangible assets

                                   Development costs
in EUR 1'000                            for products        Software       Total 2005
--------------------------------------------------------------------------------------
Purchase value
Balance at 01. January 2005                515                 52              567
Additions                                  121                  7              128

Balance at 31. December 2005               636                 59              695

Accumulated amortization
Balance at 01. January 2005                  0                 49               49
Additions                                    0                  2                2

Balance at 31. December 2005                 0                 51               51

Net book value                             636                  8              644



                                   Development costs
in EUR 1'000                            for products        Software       Total 2004
--------------------------------------------------------------------------------------
Purchase value
Balance at 01. January 2004                338                 48              386
Additions                                  177                  4              181

Balance at 31. December 2004               515                 52              567

Accumulated amortization
Balance at 01. January 2004                  0                 48               48
Additions                                    0                  1                1

Balance at 31. December 2004                 0                 49               49

Net book value                             515                  3              518



                                       14
--------------------------------------------------------------------------------

                                   Development costs
in EUR 1'000                            for products        Software       Total 2003
--------------------------------------------------------------------------------------
Purchase value
Balance at 01. January 2003                  0                 48               48
Additions                                  338                  0              338

Balance at 31. December 2003               338                 48              386

Accumulated amortization
Balance at 01. January 2003                  0                 44               44
Additions                                    0                  4                4

Balance at 31. December 2003                 0                 48               48

Net book value                             338                  0              338


7.   Participation in associated company

in EUR 1'000                                                 2005        2004       2003
-----------------------------------------------------------------------------------------
Minority shareholding in:
iQ Power Asia Inc., Seoul Korea, 40% participation            729           0          0
Partial elimination of revenue earned from associate         -419           0          0
iQ Power Asia Inc., share of loss                            -222           0          0

Total                                                          88           0          0


The company has entered into a number of agreements associated with the associated company, some of which require the company to provide certain services and products to the associated company.

In the current and prior year, the company received payments under existing agreements for services provided to the associate totaling EUR 1'047'000. EUR 476'000 was received in 2004 and was recorded as deferred revenue since the earnings process was not considered to have been completed. In the current year, EUR 1'047'000 is considered earned. Of this amount, 60% or EUR 628'000 representing the unrelated investors' interest in the associate has been recognized as revenue and 40% or EUR 419'000 has been recorded as a reduction in the company's investment in the associate.

Other agreements include additional consulting services to potentially be provided for a fee, component and parts sales, and a preferential initial dividend payment out of future earnings of USD 2'000'000 for the use of the company's technology. With respect to this preferential payment, dividends will be paid thereafter in accordance with the parties' ownership interest.



                                       15
--------------------------------------------------------------------------------

For 2005, management estimates that the associate incurred a net loss of EUR 771'000, of which the company's 40% share amounts to EUR 309'000. The company's share of the net loss of the associate has been reduced by eliminating 40% or EUR 87'000 of the loss attributable to the revenue earned by the company and described previously.


Key figures of iQ Power Asia Inc. (in 1'000)

Total Assets                        USD        2'001             EUR      1'610
Total Liabilities                   USD          759             EUR        611
Share capital                       USD        2'200             EUR      1'770
Revenue                             USD            0             EUR          0
Loss                                USD         -958             EUR       -771


8.   Long-term financial assets

In EUR 1'000                                        2005       2004      2003
--------------------------------------------------------------------------------
Rental security deposits                              55         27        27
Loans to third parties                               537        466       506
Bad debt provision for loans to third parties       -456       -396      -179

Total                                                136         97       354



Loans to third parties represents advance payments for acquisition of machinery from a battery production line. The loans are denominated in USD. A bad debt allowance has been made on this loan of EUR 456'000 as of December 31, 2005 (USD 540'000, of which USD 315'000 was recorded in 2004, USD 75'000 in 2003 and USD 150'000 in 2002). iQ Power assumes that the remaining amount of EUR 81'000 (USD 96'000) will be collected from one of the parties to this loan either in cash or in shares of the company of this party.


9.   Accounts payables and other current liabilities



in EUR 1'000                                           2005       2004      2003
--------------------------------------------------------------------------------
Accounts payables and other current liabilities         612        685     1'342


The  accounts payables and other current liabilities are recorded at cost.


                                       16
--------------------------------------------------------------------------------

10. Deferred revenues


in EUR 1'000                                            2005      2004     2003
------------------------------------------------------------------------------

Balance at 01. January                                  476         0        0
Revenue deferred                                          0       476        0
Revenue earned                                         -476         0        0

Balance at 31. December                                   0       476        0


For further information, see note 7


11.  Short-term and long-term leasing liabilities



in EUR 1'000                                            2005      2004     2003
--------------------------------------------------------------------------------
Short-term (0-1 year)                                     66         0        0
Long-term (1-2 years)                                     79         0        0

Finance lease liabilities per 31. December               145         0        0

Unrecorded finance lease interest liability                6         0        0



Payment obligations

in EUR 1'000                                            2005      2004     2003
--------------------------------------------------------------------------------
Minimum lease payment obligations
Short-term (0-1 year)                                     69         0        0
Long-term (1-2 years)                                     82         0        0

Minimum lease payment obligations per 31. December       151         0        0

Less unrecorded lease interest                            -6         0        0

Present value of finance lease liabilities               145         0        0



                                       17
--------------------------------------------------------------------------------

12.  Shareholders' equity



                               Nominal value in                       Total in 1'000     Total in 1'000
Share capital                               CHF     Number of shares             CHF                EUR
----------------------------------------------------------------------------------------------------------
Registered shares                   0.03               45'105'275           1'353              883
Incentive shares in escrow          0.03               -1'350'000             -41              -26

Total                                                  43'755'275           1'312              857


On 17 December 2003, the Board of Directors decided to grant 1'350'000 incentive shares. These shares were granted on 7 January 2004 and put into an escrow account in the name of the individuals. The individuals do not have voting and trading rights, or the right to receive dividends until distribution. The distribution of these shares is contingent on achieving cumulative sales of USD 2,500,000 by 31 December 2006.

Management has estimated that the probability of reaching the cumulative sales of USD 2'500'000 by the end of 2006 is 50%. Therefore, management has recorded an expense of EUR 234'000. These shares are not deemed to be issued as of 31 December 2005. With the continuation to Switzerland on 10 November 2004 all incentive shares, which were not granted at that time, are no more available for distribution.

                                                             Nominal value in        Number of    Total in 1'000
Changes in registered share capital                                       CHF          shares                CHF
-----------------------------------------------------------------------------------------------------------------
10.11.2004          Registration in commercial register             0.03             35'823'150           1'075
                    at date of redomiciliation
23.06.2005          Private placements, issued for cash             0.03              2'000'000              60
27.07.2005          Private placements, issued for cash             0.03                500'000              15
14.12.2005          Private placements, issued for cash             0.03              1'566'000              47
31.12.2005          Exercised options and warrants not
                    registered on the balance sheet date            0.03              5'216'125             156

                    Total registered shares per 31 December.2005                     45'105'275           1'353


The registration of the exercised options and warrants took place on 10 February 2006.

The share capital of the Company can be increased by a maximum amount of CHF 415,365 by issuing the maximum allowed 13,845,500 fully paid in registered shares with a par value of CHF 0.03 each (authorized share capital). The share capital can also be increased by a maximum amount of CHF 316,282 by issuing a maximum of 10,542,727 fully paid in registered shares with a par value of CHF
0.03 each, by exercising options by shareholders, employees, or members of the Board of Directors of the Company and associated companies (conditional share capital).


                                       18
--------------------------------------------------------------------------------

Changes in number of outstanding warrants:

                                                       2005             2004            2003
--------------------------------------------------------------------------------------------
                                                     Number           Number          Number
--------------------------------------------------------------------------------------------
Balance 01. January                               5'640'000        3'400'103       4'022'853
    weighted average exercise price                    0.32             0.34            0.60
Granted                                                   0        4'363'334       4'400'103
    weighted average exercise price                     n/a             0.31            0.40
Exercised                                        -4'160'000       -1'332'500      -1'622'853
    weighted average exercise price                    0.31             0.35            0.38
Forfeited or expired                             -1'480'000         -790'937      -3'400'000
    weighted average exercise price                    0.40             0.34            0.57

Balance at 31. December                                   0        5'640'000       3'400'103
    weighted average exercise price                     n/a             0.32            0.34


13.  Operating leases

Future minimum lease payments for operating lease contracts consist mainly of rental payments for properties.

Minimum operating lease payments as of 31 December 2005


in EUR 1'000                              2005          2004        2003
--------------------------------------------------------------------------
Year of termination
0 - 1 year                                 240           172         117
1 - 5 years                                301           158          40

Total                                      541           330         157


14.  Contingent liabilities

During the reporting period there were no contingent liabilities to third parties, except as disclosed in note 11 and 13.



                                       19
--------------------------------------------------------------------------------

15.  Sales and other revenues

in EUR 1'000                                2005          2004         2003
--------------------------------------------------------------------------------
License fees (see note 7)                    628             0            0
Sale of products and services                 61            43           38

Total                                        689            43           38



16.  Employee benefits

Summary of personnel costs:



in EUR 1'000                                           2005       2004     2003
--------------------------------------------------------------------------------

Salaries and wages and other personnel expenses         962        730      814
Stock based compensation                                659          0        0

Total                                                 1'621        730      814


The company does not have any employer sponsored retirement plans.


EMPLOYEE STOCK OPTION PROGRAMS

The first employee stock option program started in December 1998. In addition to wages, all employees receive stock options from iQ Power AG. The issued options provide entitlement to the employee to purchase one iQ Power share per option at a predetermined price. These programs run under different vesting periods.

All granted options are covered under the conditional share capital.


                                       20
--------------------------------------------------------------------------------

Changes in number of outstanding options:

                                                     2005           2004           2003
---------------------------------------------------------------------------------------
                                                     Number         Number         Number
---------------------------------------------------------------------------------------
Balance 01. January                               2'562'352      2'967'352      2'373'000
    weighted average exercise price                    0.31           0.33           0.76
Granted                                           2'490'000              0      1'600'000
    weighted average exercise price                    0.45            n/A           0.39
Exercised                                          -606'125       -240'000       -770'648
    weighted average exercise price                    0.31           0.35           0.35
Forfeited or expired                               -625'000       -165'000       -235'000
    weighted average exercise price                    0.33           0.35           0.35

Balance at 31. December                           3'821'227      2'562'352      2'967'352
    weighted average exercise price                    0.40           0.31           0.33

exercisable at December 31,                       2'751'227      2'512'352      2'867'352


The weighted average fair value, calculated using the Black-Scholes option pricing model, granted under the stock option plan during the year ended December 31, 2005 was EUR 0.28. The fair value of these options was estimated at the date of grant, using a weighted average volatility factor of 78%, a dividend yield of 0%, a weighted average expected life of the stock options of 5 years, and a risk free interest rate of 2.8% and 3.1% depending on grant date.



Summary of outstanding options per year end:

                                                                2005          2004           2003
                                                Exercise
                                                price in
     Plan      Granted    Expiration date          EUR         Number         Number         Number
     -----------------------------------------------------------------------------------------------
     1998         1998         01.12.2008         0.30         47'000         52'000         60'000
     1999         1999         28.06.2009         0.30         26'000         32'000         32'000
     1999         1999         07.07.2009         0.30              0         52'699         52'699
     1999         1999         15.12.2009         0.30              0         20'000         20'000
     2000         2000         12.06.2010         0.30         21'300        126'500        126'500
     2001         2001         16.01.2011         0.30         78'000         85'000        142'000
     2001         2001         27.06.2011         0.30        428'927        764'153        904'153
     2002         2002         18.01.2012         0.30         30'000         30'000         30'000
     2003         2003         17.12.2013         0.33        745'000      1'400'000      1'600'000
     2005         2005         01.12.2014         0.45      2'445'000              0              0

Balance per 31. December                                    3'821'227      2'562'352      2'967'352




                                       21
--------------------------------------------------------------------------------

17.  RESEARCH & DEVELOPMENT (R&D) EXPENSES

in EUR 1'000                                        2005        2004       2003
--------------------------------------------------------------------------------
Research and development costs expensed              864         859        665

Development capitalized                              121         177        338

Total R&D costs                                      985       1'036      1'003



For the periods 2003 until 2005, iQ Power Germany GmbH received government grants from the EU for project PEIT (finished 2004) and SPARC (duration until end of 2006). These projects have been realized under the lead of Daimler-Chrysler.

In this project, iQ Power is committed to make development results available to the project group based on a given time plan. The government grant is 50% of the calculated costs to a predefined maximum amount.



18.  OPERATING EXPENSES BY NATURE OF EXPENSE

in EUR 1'000                                                 2005       2004      2003
--------------------------------------------------------------------------------------
Depreciation and amortization on property, plant and
equipment and intangible assets                                94         60        86
Personnel expense                                           1'621        730       814
Professional fees                                             535        444       408
Other external services                                       538        440       237
Advertisement costs                                            60         85        87
Bad debt expense                                                0        254        66
Other expense                                                 599        503       475
Capitalized product development costs                        -121       -177      -338
Government grants for research and development               -134        -71       -13

Total                                                       3'192      2'268     1'822



                                       22
--------------------------------------------------------------------------------

19.  FINANCIAL RESULT

in EUR 1'000                                         2005       2004      2003
--------------------------------------------------------------------------------
Gain on foreign currency exchange transactions         63        210       603
Interest income                                        11          3         4
Interest expense                                      -41         -7       -15

Total                                                  33        206       592


20. LOSS FROM ASSOCIATED COMPANY

in EUR 1'000                                         2005       2004      2003
--------------------------------------------------------------------------------
40% loss allocation
iQ Power Asia Inc.                                   -222          0         0

Total                                                -222          0         0


For further information, see note 7


21. INCOME TAXES

in EUR 1'000                                                2005         2004        2003
-------------------------------------------------------------------------------------------
Net operating losses being carried forward:
iQ Power Germany GmbH                                      -7'959       -7'519      -8'197
iQ Power Licensing AG                                      -1'309            0           0
iQ Power AG                                                -1'588            0           0

TOTAL                                                      10'856       -7'519      -8'197

DEFERRED TAX ASSETS

                                          TAX RATE
iQ Power Germany GmbH                        35%            2'786        2'632       2'869
iQ Power Licensing AG                        20%              262
iQ Power AG                                  20%              318

TOTAL DEFERRED TAX ASSETS                                   3'366        2'632       2'869
LESS: VALUATION ALLOWANCE                                  -3'366       -2'632      -2'869
                                                        -----------------------------------
NET                                                             0            0           0



                                       23
--------------------------------------------------------------------------------

The tax loss carry forwards related to the Company's operations in Canada can no longer be utilized, due to the redomiciliation from Canada to Switzerland on 9 November 2004. Under enacted tax law, the tax loss carry-forwards, do not expire in Germany, but after 7 years in Switzerland.


22.  LOSS PER SHARE

The Company presents earnings per share ("EPS") data by dividing net loss by the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method and reflects the dilutive effect of outstanding options and warrants. At 31 December 2005, 2004, and 2003 all of the
3.8 million, 8.2 million and 6.3 million, respectively, of the warrants outside the Stock Option Plan were excluded from the computation of diluted EPS since their inclusion would have resulted in an antidilutive effect.


                                              2005         2004         2003
--------------------------------------------------------------------------------
Number of shares outstanding               43'755'275   34'923'150   27'563'071

Weighted average outstanding shares        38'700'116   31'039'170   23'242'183

Net Loss (in EUR 1'000)                        -2'748       -2'041       -1'218

BASIC AND DILUTED LOSS PER SHARE                -0.07        -0.07        -0.05



                                       24
--------------------------------------------------------------------------------

23.  RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements:

iQ Germany  acquired  patents and know-how,  improving  the current  output of a chargeable battery at low outside temperatures and the registered design "iQ" based on a contract dated 15 March 1995 from two shareholders, one of which is a director and CEO of iQ Power and the other is a family member of the CEO and a former officer of the company. The intangibles purchased relate to a German patent, an international patent application and the registered design "iQ". iQ Power and the shareholders agreed that the shareholders would receive approximately EUR 205,000 from future income. These obligations were satisfied in September, 2004 by issuing 200,000 shares and making cash payments totaling EUR 25,330. EUR 8'333 cash and 50,000 shares were issued, valued at EUR 0.40 to our CEO as part of this payment. This settlement transfers all rights from these two individuals to iQ without any future liability.

iQ Power entered into a consulting agreement dated 25 August 1998 with a corporation controlled by Mr. French, our former Vice-President for Business Development (resigned 9 November 2004). The agreement was for an initial term of three years (with automatic one year renewals in the absence of either party taking affirmative action to terminate the agreement). The agreement provided for a base annual fee of EUR 58'000 (USD 72'000) and for the reimbursement of reasonable expenses incurred. Effective 1 April 2003, the contract was assigned to another company controlled by Mr. French. Total management fees for the twelve months ended 31 December 2003, amounted to EUR 64'000 (USD 78'600), and EUR 46'000 (USD 56,750) for the period from 1 January 2004 to 9 November 2004. As of 9 November 2004, Mr. French terminated this contract.

iQ Power paid legal fees in the amount of EUR 53'900 (USD 66,965) in 2004 and EUR 45'700 (68'859) in 2003 to law firms in which Gregory Sasges, a former Secretary and member of our board of directors, is a partner. Mr. Sasges did not stand for election and his term as director expired on 30 June 2004. Mr. Sasges resigned as Secretary effective 9 November 2004.

Beginning 11 November 2004, Mr. Hans Ambos, member of the board of directors, receives a quarterly payment of EUR 2'500 (CHF 3'750) for consulting services with iQ Power Germany and iQ Power Licensing AG. Germany and iQ Power Licensing AG.


COMPENSATION TO BOARD MEMBERS AND EXECUTIVE MEMBERS


                                                                                      Stock based
in EUR 1'000                                                        Gains on      compensation on
                                                      Salary         options           new issued
                                                     Expense       exercised              options
--------------------------------------------------------------------------------------------------
Board members and
members of executive committee               2005        467             325                328
                                             2004        297               1                  0
                                             2003        201              56                  0



During the period 2005 no compensation was paid out to former members of the board or executive members.


                                       25
--------------------------------------------------------------------------------

                                                               Stock options
                                                              outstanding at
Ownership of employees stock options                             December 31
-------------------------------------------------------------------------------
Board members and
members of the executive committee              2005             3'043'927
                                                2004             1'649'352
                                                2003             1'689'352

24.  SUBSEQUENT EVENTS

a) In February 2006, institutional investors subscribed to a total of 1,500,000 shares of iQ Power AG for proceeds totaling EUR 2'700'000. The capital increase was registered with the commercial register on 24. February 2006 and is fully paid in.

b) Between 01. January and 31. March 2006, 482'550 options were exercised and the same amount of shares issued for proceeds totaling EUR 159'165.

c) In February 2006, the Board of Directors approved the 2006 Management Stock Option Program A and B, with a maximum number of options for issuance of 1,700,000 shares at an option price of EUR 1.80. The stock options under program A can only be issued to new employees or new board members of the iQ Power AG and its subsidiaries. The stock options under program B can only be issued to members of management or the board of directors of associated companies.


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REPORT OF THE GROUP AUDITORS
----------------------------


To the general meeting of
iQ POWER AG, ZUG

As group auditors, we have audited the consolidated financial statements (balance sheets, income statements, statements of cash flows, statements of shareholder's equity, and notes) of iQ Power AG for the year ended December 31, 2005.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with International Standards on Auditing (ISA), which require than an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.


DELOITTE AG
Zurich, Switzerland


/s/ James D. Horiguchi                          /s/ Martin Welser
-------------------------                       --------------------------
James D. Horiguchi                              Martin Welser
Auditor in charge


April 7, 2006





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